                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-45527

      INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.

                             SUBJECT TO COMPLETION

             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 15, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 12, 1998)
                               $

                           [LENNAR CORPORATION LOGO]
               ZERO COUPON SENIOR CONVERTIBLE DEBENTURES DUE 2018
                               ------------------

    This Prospectus Supplement relates to $         aggregate principal amount
at maturity of Zero Coupon Senior Convertible Debentures Due 2018 (the "Debentures") of Lennar Corporation, a Delaware corporation, (the "Company" or "Lennar"). The Debentures are direct, unsecured obligations of Lennar and rank equally in right of payment with all other unsecured and unsubordinated indebtedness of Lennar. The Debentures are being issued by Lennar pursuant to an Indenture dated as of December 31, 1997, as supplemented by a Supplemental
Indenture dated as of July   , 1998 (the "Indenture"), between Lennar and The
First National Bank of Chicago, as trustee (the "Trustee"), at the issue price
of $    per $1,000 principal amount at maturity (the "Issue Price") and will result in gross proceeds to Lennar (before expenses of the offering) of
$200,000,000. The Debentures will mature on July   , 2018. The Issue Price of
the Debentures represents a yield to maturity of     % per annum (computed on a
semi-annual bond equivalent basis) calculated from July   , 1998. There will be
no periodic payments of interest.

    Each Debenture is convertible into Lennar's common stock, par value $0.10 ("Common Stock"), at the option of the holder of the Debenture (the "Holder") at any time at or prior to maturity, unless previously redeemed or otherwise purchased. Upon conversion of a Debenture, Lennar will deliver shares of Common
Stock at a conversion rate of          shares per $1,000 principal amount at
maturity (the "Conversion Rate"); provided, however, that with regard to a
conversion of Debentures prior to July   , 2003, Lennar may, at its option,
elect to pay cash equal to the Market Price (as defined below) of the Common Stock instead of issuing Common Stock to a Holder. The Conversion Rate will not be adjusted for accrued Original Issue Discount (as defined below), but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock or other voting stock. Upon conversion, a Holder will not receive any cash payment representing accrued Original Issue Discount; accrued Original Issue Discount will be deemed paid by the Common Stock (or cash equal to the Market Price of the Common Stock) received on conversion. See "Description of Debentures -- Conversion of Debentures." The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "LEN." The last reported sale price for the Common Stock on the NYSE Composite Tape on July 13, 1998 was $32.9375.

    A share of the Company's Class B Common Stock has ten times the voting power of a share of Common Stock. See "Description of Common Stock" in the accompanying Prospectus.

    A Holder will have the option to require the Company to purchase Debentures
on any of July   , 2003, July   , 2008 and July   , 2013 for a Purchase Price
(as defined below) equal to the Issue Price plus accrued Original Issue Discount to the date of the purchase. The Company, at its option, may elect to pay the Purchase Price in cash, in shares of Common Stock, or in any combination of the two. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder." The Holders will have the option to require the Company to repurchase Debentures if there is a Change in Control (as defined below) at Purchase Prices equal to the Issue Price plus accrued Original Issue Discount to the date of repurchase. See "Description of Debentures -- Repurchase at Option of Holders Upon Change in Control."

    For a discussion of certain United States federal income tax considerations for Holders of Debentures, see "Certain United States Federal Income Tax Considerations."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                       PRICE TO               UNDERWRITING             PROCEEDS TO
                                                        PUBLIC                DISCOUNT(1)             THE COMPANY(2)
-------------------------------------------------------------------------------------------------------------------------
Per Debenture.................................                   %                       %                         %
-------------------------------------------------------------------------------------------------------------------------
Total(3)......................................       $200,000,000              $                       $
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to
    an additional $         principal amount at maturity of Debentures on the
    same terms and conditions solely to cover over-allotments, if any. If that option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $         , $         and
    $         , respectively.
                               ------------------

    The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures in book-entry form will be made
through the facilities of The Depository Trust Company on or about July   ,
1998, against payment therefor in immediately available funds.

BT ALEX. BROWN                                              SALOMON SMITH BARNEY
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY   , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR THE COMPANY'S COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Certain statements contained in this Prospectus Supplement or the accompanying Prospectus, or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus, may be "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated by the forward-looking statements. Those factors include, but are not limited to, changes in general economic conditions, changes in the market for homes generally or in areas where the Company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations.

                         PROSPECTUS SUPPLEMENT SUMMARY

     On October 31, 1997, Lennar Corporation (i) spun-off, through a distribution to its stockholders, LNR Property Corporation ("LNR"), to which the Company had transferred its commercial real estate investment and management activities, (ii) acquired, through a merger, Pacific Greystone Corporation ("Pacific Greystone"), a California-based homebuilder (the "Pacific Greystone Acquisition") and (iii) transferred a portion of its land inventory to Lennar Land Partners, which is owned 50% by the Company and 50% by LNR. This Prospectus Supplement and the accompanying Prospectus include both historical information, which gives effect to those transactions from the date they occurred, and pro forma information, which gives effect to the transactions as though they had taken place on December 1, 1996. In addition, materials filed by the Company with the Securities and Exchange Commission which are incorporated into the Prospectus include both historical and pro forma information, treating the transactions as though they had taken place on December 1, 1996. Unless otherwise indicated, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Lennar Corporation is a leading national homebuilder, constructing and selling single-family homes to first-time homebuyers and move-up homebuyers, with a history of over 40 years of homebuilding operations. It is one of the largest single family homebuilders in the U.S., and a market leader in several of the nation's largest and fastest growing markets for new single family homes. The Company currently operates in multiple markets in five geographically strategic states: Florida, California, Texas, Arizona and Nevada. According to data from the National Association of Home Builders, these states collectively accounted for approximately 31% of total single family housing starts in the U.S. during 1997.

     Lennar's revenue from homebuilding operations has increased to $1,208.6 million in fiscal 1997 from $532.2 million in fiscal 1993, a compound annual growth rate of 23%. Over the same period, earnings before interest and taxes
(EBIT) have grown to $197.0 million from $115.6 million, a compound annual growth rate of 14%. Homes closed by the Company have increased to 6,702 in fiscal 1997 from 4,634 in fiscal 1993.

     Homebuilding revenues increased 29% in the first six months of fiscal 1998 to $884.6 million from $684.1 million (pro forma) in the prior period of fiscal 1997. New homes closed by the Company in the first six months of fiscal 1998 increased to 4,473 from 3,749 (pro forma) in the first six months of fiscal 1997. At May 31, 1998, the Company's backlog of homes under contract totaled $959.8 million (4,927 homes) compared to a backlog of $734.5 million (3,743 homes) at May 31, 1997 (pro forma). At June 30, 1998, the Company's backlog of home sale contracts exceeded $1.0 billion.

     In addition to its homebuilding operations, Lennar's financial services subsidiaries provide mortgage financing, title insurance and closing services for Lennar homebuyers and others. These subsidiaries also acquire, package and resell mortgage loans; perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others. Lennar sells the loans it originates in the secondary mortgage market and retains most of the servicing rights. In fiscal 1997, loans to buyers of the Company's homes represented approximately 70% of the Company's $420 million of loan originations.

                               BUSINESS STRATEGY

     Lennar utilizes a number of strategies to grow its business in an effort to enhance long term shareholder value. These strategies include the following:

     Acquire Land at Advantageous Prices. Throughout its history, Lennar has acquired land at what it believed to be favorable prices and benefitted from appreciation in the value of that land before it was incorporated into finished homes. It has acquired land at favorable prices by (i) acquiring land in areas which are in early stages of emerging as homebuilding growth markets, or which Lennar believes will shortly begin to emerge as growth markets, (ii) entering major growth markets when they are recovering from homebuilding slowdowns, and
(iii) actively acquiring land during low points in the real estate cycle. As it did in Florida and Arizona during the 1970's and 1980's, the Company has employed this strategy in making major acquisitions in Texas and California during the past several years. Appreciation in the price of land between the time Lennar acquires it and the time Lennar builds homes on it increases Lennar's gross profit margins and often gives Lennar an advantage in competing with other homebuilders.

     Lennar's relatively recent expansion into California typifies its approach toward entering new markets. The Company entered California in 1995 with the acquisition of Bramalea California, which gave it a land position of 3,000 homesites. At that time, the California housing market was beginning to emerge from a slowdown which had begun in 1989, and according to the National Association of Home Builders, had reduced California's new home starts from 167,900 in 1989 to 75,800 at the bottom reached in 1993. During 1996 and 1997, the Company increased its California land position by acquiring other homebuilders and attractive land parcels. In October 1997, it acquired Pacific Greystone, a leading homebuilder in both Northern and Southern California. In addition to substantially increasing the Company's California land inventory, this transaction brought to Lennar the management structure needed to conduct a major homebuilding operation in California and elsewhere in the West. Since the Pacific Greystone transaction, the Company has made three more acquisitions, which have increased its California land position to approximately 39,000 homesites. As a result of this expansion strategy, Lennar believes it is currently one of the best positioned builders in California.

     Growth in Land Inventory Through Acquisitions. Lennar has frequently used acquisitions of homebuilding companies to expand its land inventory. Lennar did that in Florida with the acquisition of H. Miller & Sons in 1984 and Development Corporation of America in 1986; and in Texas with the 1996 acquisitions of Village Builders and Friendswood Development Company. Lennar also did that in California with the 1995 acquisition of Bramalea California, the 1996 acquisition of Renaissance Homes, the 1997 acquisition of Pacific Greystone and the 1998 acquisitions of Winncrest Homes, ColRich Communities and Polygon Communities.

     Focus on Fastest Growing Home Markets. From its origins in South Florida to its expansion into Arizona, Texas, California and Nevada, Lennar has concentrated on the Sun Belt states, in which demand for new homes has been substantially greater than in most other areas of the country. The five states in which the Company currently operates collectively accounted for approximately 31% of all the new single-family housing starts in the United States in 1997.

     Earnings From Financial Services Subsidiaries. Lennar's financial services subsidiaries generate significant earnings by originating and servicing mortgage loans, providing title insurance and closing services for homebuyers and packaging and reselling mortgage loans. Because the financial services subsidiaries rapidly resell the loans they originate into the secondary mortgage market, generally on a non-recourse basis, the Company's financial services activities involve a relatively low capital investment.

     Commitment to Customer Care and Satisfaction. Lennar is dedicated to providing each of its home buyers with high quality, service and value. The Company strives to deliver every home under a program called "Zero Defects" to ensure that each Lennar home is as close as possible to defect-free before the home sale closes. Through its TLC Program (Total Lennar Care), the Company seeks to provide proactive, customer-driven post-sale service, which ultimately leads to enhanced customer retention and referrals. The success of the Company's focus on customer care has made customer referrals a major source of new customer leads.

                              RECENT DEVELOPMENTS

     During the current fiscal year, Lennar has acquired Winncrest Homes, ColRich Communities and Polygon Communities for a total of $172 million in cash and 3.5 million shares of Common Stock. These acquisitions, among other things, gave the Company significant land positions in the recovering Inland Empire area of California, and strengthened its California position in Orange County, and in the Sacramento and San Diego areas. In total, the three acquisitions provided the Company with approximately 6,000 owned homesites and approximately 7,600 controlled homesites and home sale backlogs totaling approximately $170 million.

     In 1998, the Company acquired North American Title Group. This acquisition, together with the Company's 1996 acquisition of Regency Title Company, significantly expanded the Company's title insurance and closing business in Texas and expanded its title insurance business into California, Arizona and Colorado.

     In March 1998, Lennar entered into an agreement with a banking firm which gave Lennar the option (but does not require Lennar) to sell Common Stock to that firm based upon market prices from time to time for a total of $120 million, at the rate of up to $15 million per month (or more if mutually agreed upon). Through June 30, 1998, Lennar had made sales totaling $36 million under the agreement.

                         SUMMARY FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth summary financial and operating information on an historical basis for the Company as of and for each of the years ended November 30, 1993 through 1997 and as of and for the six months ended May 31, 1997 and 1998. The balance sheet and operating information as of and for the years ended November 30, 1994 through 1997 has been derived from the Company's consolidated financial statements audited by Deloitte & Touche LLP, independent auditors. The balance sheet and operating information for the six month periods has been derived from the Company's unaudited financial statements.

     In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for the period. The results of operations for the interim periods are not necessarily indicative of the results which may be obtained for the full fiscal year.

     As a result of the spin-off of LNR, the financial information set forth below has been restated to reflect the Company's Investment Division as a discontinued operation.

                                                                                                            SIX MONTHS ENDED
                                                              YEARS ENDED NOVEMBER 30,                           MAY 31,
                                             ----------------------------------------------------------   ---------------------
                                                1997        1996        1995        1994        1993        1998        1997
                                             ----------   ---------   ---------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
  Revenues:
    Homebuilding...........................  $1,208,570     952,648     665,510     647,750     532,150     884,635     455,271
    Financial services.....................  $   89,369      82,577      57,787      54,348      59,204      86,074      46,404
    Limited-purpose finance subsidiaries...  $    5,143       6,436       7,689       9,485      14,355       2,109       2,704
      Total revenues.......................  $1,303,082   1,041,661     730,986     711,583     605,709     972,818     504,379
  Operating earnings -- business segments
    Homebuilding...........................  $  120,240      91,066      58,530      70,645      60,207      93,158      32,580
    Financial services.....................  $   35,532      28,653      19,013      14,844      15,104      12,322      20,409
  Corporate general and administrative
    expenses...............................  $   15,850      12,396      10,523      10,309       8,670      12,792       6,610
  Earnings from continuing operations
    before income taxes and cumulative
    effect of changes in accounting
    principles.............................  $   85,727      84,429      53,310      64,626      56,935      69,682      36,948
  Earnings from continuing operations......  $   50,605      51,502      32,519      39,422      36,438      41,809      22,538
  Earnings from discontinued operations....  $   33,826      36,484      37,908      28,743      16,073          --      18,893
  Net earnings.............................  $   84,431      87,986      70,427      69,126      52,511      41,809      41,431
PER SHARE AMOUNTS:
  Earnings from continuing operations(a)...  $     1.34        1.42        0.90        1.09        1.05        0.77        0.62
  Earnings from discontinued
    operations(a)..........................  $     0.89        1.01        1.05        0.80        0.46          --        0.52
  Cumulative effect of changes in
    accounting principles(a)...............  $       --          --          --        0.03          --          --          --
  Net earnings(a)..........................  $     2.23        2.43        1.95        1.92        1.51        0.77        1.14
  Cash dividends -- common stock...........  $    0.088        0.10        0.10       0.095        0.08       0.025        0.05
  Cash dividends -- Class B common stock...  $    0.079        0.09        0.09       0.084       0.067      0.0225       0.045
FINANCIAL POSITION (AT END OF PERIOD):
  Total assets.............................  $1,343,284   1,589,593   1,341,065   1,205,214   1,152,193   1,617,245   1,702,275
  Total debt...............................  $  661,695     689,159     557,055     493,203     497,317     861,101     766,569
  Stockholders' equity.....................  $  438,999     695,456     607,794     534,088     467,473     508,953     742,517
  Shares outstanding (000's)...............      53,160      35,928      35,864      35,768      35,716      54,347      36,027
  Stockholders' equity per share...........  $     8.26       19.36       16.95       14.93       13.09        9.36       20.61

                                                                                                            SIX MONTHS ENDED
                                                              YEARS ENDED NOVEMBER 30,                           MAY 31,
                                             ----------------------------------------------------------   ---------------------
                                                1997        1996        1995        1994        1993        1998        1997
                                             ----------   ---------   ---------   ---------   ---------   ---------   ---------
OTHER DATA:
  Ratio of earnings to fixed charges(b)....         2.2x        2.7x        2.3x        3.0x        2.8x        3.6x        2.1x
  Ratio of earnings to fixed charges
    (excluding limited purpose finance
    subsidiaries)(b).......................         2.3x        2.9x        2.6x        3.9x        4.3x        3.8x        2.2x
DELIVERY AND BACKLOG INFORMATION (AT END OF
  PERIOD):
  Number of homes delivered................       6,702       5,968       4,680       4,965       4,634       4,473       2,661
  Backlog of home sales contracts..........       3,318       1,929       1,802       1,703       2,105       4,927       2,822
  Dollar value of backlog..................  $  665,000     312,000     255,000     247,000     264,000     959,765     500,456

---------------
(a) Calculated using diluted share amounts.

(b) The ratio of earnings to fixed charges, giving effect to the issuance of the Debentures at an assumed semi-annual bond equivalent yield of 4.0% per annum and application of the net proceeds of such issuance, would have been 2.4x (2.6x, excluding limited purpose finance subsidiaries) for the year ended November 30, 1997; and would have been 4.0x (4.3x, excluding limited purpose finance subsidiaries) for the six months ended May 31, 1998.

                            PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth unaudited pro forma operating information for the Company giving effect to (i) the spin-off of LNR, (ii) the Pacific Greystone Acquisition and (iii) the formation of Lennar Land Partners, as if those transactions had taken place on December 1, 1996. The pro forma financial information for the 1997 year includes information for Lennar for the year ended November 30, 1997 and information for Pacific Greystone for the year ended December 31, 1997. The pro forma financial information is not necessarily indicative of the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated.

                                                         YEAR ENDED      SIX MONTHS ENDED
                                                         ----------    ---------------------
                                                          NOV. 30/                  MAY 31/
                                                          DEC. 31      MAY 31,     JUNE 30,
                                                            1997         1998        1997
                                                         ----------    --------    ---------
                                                         PRO FORMA      ACTUAL     PRO FORMA
RESULTS OF OPERATIONS:
Revenues:
  Homebuilding.........................................  $1,692,083     884,635     684,120
  Financial services...................................      52,305      86,074      24,016
  Limited-purpose finance subsidiaries.................       5,143       2,109       2,704
                                                         ----------    --------     -------
     Total revenues....................................  $1,749,531     972,818     710,840
                                                         ----------    --------     -------
Operating earnings:
  Homebuilding.........................................  $  172,141      93,158      59,849
  Financial services...................................      11,642      12,322       6,943
  Limited-purpose finance subsidiaries.................          13          --          --
                                                         ----------    --------     -------
     Total operating earnings..........................     183,796     105,480      66,792
  Corporate general and administrative expenses........      23,212      12,792      10,446
  Interest expense.....................................      30,657      23,006      11,381
                                                         ----------    --------     -------
Earnings before income taxes...........................     129,927      69,682      44,965
  Income taxes.........................................      52,646      27,873      18,436
                                                         ----------    --------     -------
Net earnings...........................................  $   77,281      41,809      26,529
                                                         ----------    --------     -------
Average shares outstanding:
  Basic................................................      53,000      53,527      53,000
  Diluted..............................................      53,600      54,549      53,600
                                                         ----------    --------     -------
Earnings per share:
  Basic................................................  $     1.46        0.78        0.50
  Diluted..............................................  $     1.44        0.77        0.49
                                                         ----------    --------     -------
Earnings before interest and income taxes..............  $  161,854      92,688      56,346
                                                         ----------    --------     -------
OTHER DATA:
  Number of homes delivered............................       8,943       4,473       3,749
  Backlog of home sales contracts......................       3,201       4,927       3,743
  Dollar value of backlog..............................  $  628,105     959,765     734,531
  Interest incurred....................................  $   36,314      23,219      17,151

                                  THE OFFERING

Securities Offered............   $          aggregate principal amount at
                                 maturity ($          aggregate principal amount
                                 at maturity if the Underwriters' over-allotment
                                 option is exercised in full) of Zero Coupon
                                 Senior Convertible Debentures Due 2018. The
                                 aggregate principal amount of the Debentures
                                 will result in approximately $200,000,000 of
                                 gross proceeds to the Company. There will be no
                                 periodic interest payments on the Debentures.
                                 Each Debenture will have an Issue Price of
                                 $          and a principal amount at maturity
                                 of $1,000.

Maturity Date.................   July      , 2018.

Yield to Maturity of
Debentures....................        % per annum (computed on a semiannual bond
                                 equivalent basis) calculated from July   ,
                                 1998.

Conversion Rights.............   Each Debenture will be convertible, at the
                                 option of the holder, at any time on or prior
                                 to maturity, unless previously redeemed or
                                 otherwise purchased. Upon conversion of a
                                 Debenture, the Company will deliver shares of
                                 Common Stock at a Conversion Rate of
                                                shares per $1,000 principal
                                 amount at maturity of Debentures (initially
                                 representing a conversion price of
                                 approximately $     per share of Common Stock).
                                 However, if Debentures are presented for
                                 conversion before July      , 2003, the Company
                                 will have the option to pay cash equal to the Market Price of the shares of Common Stock issuable as a result of the conversion. See
                                 "Certain Federal Income Tax Considerations" for information about differing tax consequences if the Company elects to pay cash instead of issuing shares. The Conversion Rate will not be adjusted for accrued Original Issue Discount, but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the holder will not receive any cash payment or Common Stock representing accrued Original Issue Discount;
                                 such accrued Original Issue Discount will be deemed paid by the shares of Common Stock. See
                                 "Description of Debentures -- Conversion of
                                 Debentures."

Original Issue Discount.......   Each Debenture will be issued with Original
                                 Issue Discount for United States federal income tax purposes equal to the excess of the principal amount at maturity of the Debenture over the Issue Price. Prospective purchasers of Debentures should be aware that, although there will be no periodic payments of interest on the Debentures, accrued Original Issue Discount will be includable, periodically, in a holder's gross income for United States federal income tax purposes prior to conversion, redemption, other disposition or maturity of such holder's
                                 Debentures, whether or not such Debentures are ultimately converted, redeemed, sold (to the Company or otherwise) or paid at maturity. See
                                 "Certain Federal Income Tax Considerations."

Sinking Fund..................   None.

Optional Redemption...........   The Debentures will not be redeemable by the
                                 Company prior to July   , 2003. On and after
                                 such date, the Debentures are redeemable for cash on at least 30 to 60 days' notice at the option of the Company, in whole or in part, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of
                                 Debentures -- Optional Redemption by the
                                 Company."

Purchase at the Option of the
  Holder......................   The Company will purchase a Debenture at the
                                 option of the holder on any of July   , 2003,
                                 July   , 2008, and July   , 2013 for a Purchase
                                 Price equal to the Issue Price plus accrued
                                 Original Issue Discount to such date. Subject to certain exceptions, the Company, at its option, may elect to pay any such Purchase
                                 Price in cash or shares of Common Stock, or any combination thereof. See "Description of
                                 Debentures -- Purchase of Debentures at the
                                 Option of the Holder"

Change in Control.............   If a Change in Control occurs, each Holder of
                                 Debentures may require the Company to
                                 repurchase all or a portion of such Holder's
                                 Debentures at Purchase Prices equal to the Issue Price plus accrued Original Issue
                                 Discount to the date of repurchase. See
                                 "Description of Debentures -- Repurchase at
                                 Option of Holders upon Change in Control."

Ranking.......................   The Debentures are senior unsecured obligations
                                 of the Company, rank on a parity with all other unsecured and unsubordinated indebtedness of the Company and are effectively subordinated in right of payment to the prior payment in full of all indebtedness of the Company's subsidiaries. The Indenture does not restrict the ability of the Company or any its subsidiaries to incur indebtedness.

Denomination and Registration
of Notes......................   The Debentures will be represented by one or
                                 more global securities (the "Global
                                 Securities") in fully registered form, without coupons, which will be deposited with a custodian for, and registered in the name of, The Depository Trust Company (the
                                 "Depositary"). Beneficial interests in the
                                 Global Securities will be shown on, and
                                 transfers thereof will be effected only
                                 through, records maintained by the Depositary and its participants. Unless certain conditions specified in the Indenture are met, certificated Debentures will not be issued in exchange for beneficial interests in the Global
                                 Security. See "Description of
                                 Debentures -- Global Securities" and
                                 "-- Book-Entry System."

Use of Proceeds...............   The net proceeds from the sale of the
                                 Debentures will be used to repay short-term indebtedness which was incurred to fund acquisitions and to reduce borrowings under the Company's credit lines. See "Use of Proceeds."

Common Stock Trading..........   The Common Stock is traded on the NYSE under
                                 the symbol "LEN."

                                  RISK FACTORS

     The following factors should be given particular consideration by people considering an investment in Debentures.

CYCLICAL AND OTHER FACTORS AFFECTING HOMEBUILDERS

     The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions, such as levels of employment, consumer confidence and income, availability of financing for acquisition, construction and permanent mortgages, interest rate levels and demand for housing. Sales of new homes are also affected by the condition of the resale market for used homes, including foreclosed homes.

     The residential homebuilding industry has, from time to time, experienced fluctuating lumber prices and supply, as well as serious shortages of labor and other materials, including insulation, drywall, concrete, carpenters, electricians and plumbers. Delays in construction of homes due to these factors or to inclement weather conditions could have an adverse effect upon the Company's operations.

INTEREST RATES AND MORTGAGE FINANCING

     Virtually all of the purchasers of the Company's homes finance their acquisitions through third-party lenders or the Company's financial services subsidiaries. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, the Company's operating results may also be negatively affected. The Company's homebuilding activities also are dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers permitting those customers to sell their existing homes and purchase homes from the Company. Any limitations or restrictions on the availability of such financing, or anything which would reduce the deductibility of home mortgage interest for tax purposes, could adversely affect the Company's sales.

VARIABILITY OF QUARTERLY RESULTS

     The Company has historically experienced, and in the future expects to continue to experience, variability in operating results on a quarterly basis. Factors which may contribute to this variability include, among others (i) the timing of home closings; (ii) the Company's ability to continue to acquire land on acceptable terms; (iii) the timing of receipt of regulatory approvals for the construction of homes; (iv) the condition of the real estate market and general economic conditions; (v) the cyclical nature of the homebuilding industry; (vi) the prevailing interest rates and the availability of mortgage financing; (vii) pricing policies of the Company's competitors; (viii) the timing of the opening of new residential communities; (ix) weather and (x) the cost and availability of materials and labor. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in particular, the Company expects its financial results to continue to vary from quarter to quarter.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a significant degree on the efforts of the Company's senior management, especially its president and chief executive officer and other officers. The Company's operations may be adversely affected if one or more members of senior management cease to be active in the Company. The Company has designed its compensation structure and employee benefit programs to encourage long-term employment of executive officers.

STRUCTURAL SUBORDINATION TO SUBSIDIARY INDEBTEDNESS

     The Debentures will be debt obligations of Lennar and will not be guaranteed by any of its subsidiaries. Lennar is essentially a holding company whose assets consist primarily of shares of common stock of its subsidiaries. Accordingly, Lennar will be dependent on the cash flow of, and receipt of dividends or advances from, its subsidiaries in order to meet its debt obligations, including its obligations with regard to the Debentures. Lennar's subsidiaries are not obligated with regard to the Debentures or to make funds available for Debenture payments in the form of dividends or advances to Lennar. Lennar's subsidiaries sometimes incur debt in connection with their land acquisition and homebuilding activities. Also, they are borrowers under Lennar's revolving credit agreement, and therefore each subsidiary is directly obligated with regard to all borrowings under that agreement. Creditors of a subsidiary are entitled to be paid what is due to them before assets of the subsidiary become available for creditors of its parent. Therefore, liabilities and preferred stock of subsidiaries will, in effect, be prior in right of payment to the Debentures with regard to the assets of those subsidiaries. This can substantially reduce the portions of the Company's consolidated assets which are available for payment of the Debentures. Also, any agreements of subsidiaries which prohibit or limit the subsidiaries' payment of dividends will eliminate or reduce Lennar's access to cash flows of those subsidiaries to make payments with regard to the Debentures.

CONTROLLING STOCKHOLDER

     Lennar has two classes of stock: Common Stock, which is entitled to one vote per share, and Class B Common Stock, which is entitled to ten votes per share. Leonard Miller owns, through family partnerships, Class B Common Stock which is entitled to approximately 67% of the combined votes which could be cast by the holders of the Common Stock and the Class B Common Stock. That gives Mr. Miller the power to elect all Lennar's directors and to approve most matters which are presented to its stockholders, even if no other stockholders vote in favor of them. Mr. Miller has agreed to vote his shares of Class B Common Stock in favor of two directors nominated by Warburg, Pincus Investors, L.P. for as long as Warburg owns at least 10% of the Company's common stock of both classes and one director nominated by Warburg while Warburg owns less than 10% but at least 5% of the common stock of both classes. In addition, as long as Mr. Miller owns a substantial amount of Class B Common Stock, his ownership of Class B Common Stock would make it impossible for anyone to acquire enough shares to obtain voting control of Lennar. Therefore, Mr. Miller's ownership of Class B Common Stock would prevent any non-negotiated tender offers or other non-negotiated efforts to take over Lennar.

CONVERSION RATE DOES NOT CHANGE TO REFLECT ACCRUAL OF ORIGINAL ISSUE DISCOUNT

     The Conversion Rate is a number of shares of Common Stock per principal amount of Debentures at maturity. It does not change to reflect the accrual of Original Issue Discount. Therefore, as Original Issue Discount accrues, the value of the Debentures required to acquire a share of Common Stock, based upon the Issue Price of the Debentures plus accrued Original Issue Discount, increases.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debentures are estimated to be approximately $194,650,000 ($223,900,000 if the Underwriters exercise their over-allotment option in full). Of these net proceeds, $100 million will be used to repay short-term indebtedness incurred in connection with the ColRich Communities and Polygon Communities acquisitions, which bears interest at floating rates (6.6% per annum at July 13, 1998), and the remainder will be used to reduce borrowings under the Company's credit lines, which bear interest at floating rates (6.6% per annum at July 13, 1998). The Company may in the future re-borrow under its credit lines sums which are repaid with proceeds of the sale of the Debentures.

                                 CAPITALIZATION

     Set forth below is the short-term debt and capitalization of the Company at May 31, 1998, (i) on a historical basis, (ii) pro forma to give effect to the incurrence and acquisition of indebtedness and the issuance of stock in connection with the ColRich Communities and Polygon Communities acquisitions, and the issuance of stock to a banking firm during June 1998 and use of a portion of the proceeds of that issuance to repay indebtedness and (iii) as adjusted to take account of the issuance of the Debentures:

                                                                 AS OF MAY 31, 1998
                                                     ------------------------------------------
                                                                                    PRO FORMA,
                                                     HISTORICAL      PRO FORMA     AS ADJUSTED
                                                     -----------    -----------    ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
DEBT:
Short-term notes with floating interest rates......  $       --     $  100,000      $       --
Unsecured revolving credit notes payable with
  floating interest rates..........................     538,750        533,144         438,494
Senior unsecured notes payable.....................     135,688        135,688         135,688
Debentures.........................................          --             --         200,000
Limited-purpose finance subsidiaries debt..........      41,300         41,300          41,300
Other long-term debt(a)............................     145,363        160,449         160,449
                                                     ----------     ----------      ----------
  Total debt.......................................     861,101        970,581         975,931
STOCKHOLDERS' EQUITY:
Common stock of $0.10 par value per share, 44,437
  shares outstanding at May 31, 1998; 48,225 shares
  outstanding on a pro forma basis(b)..............       4,444          4,823           4,823
Class B common stock of $0.10 par value per share,
  9,910 shares outstanding at May 31, 1998.........         991            991             991
Additional paid-in capital.........................     418,137        528,652         528,652
Retained earnings..................................      85,381         85,381          85,381
                                                     ----------     ----------      ----------
  Total stockholders' equity.......................     508,953        619,847         619,847
                                                     ----------     ----------      ----------
     Total capitalization..........................  $1,370,054     $1,590,428      $1,595,778
                                                     ==========     ==========      ==========

---------------
(a) Includes $133,097 of debt of the financial services subsidiaries.
(b) In March 1998, Lennar entered into an agreement with a banking firm which gave Lennar the option (but does not require Lennar) to sell Common Stock to that firm based upon market prices from time to time for a total of $120 million, at the rate of up to $15 million per month (or more if mutually agreed upon). Through June 30, 1998, Lennar had made sales totaling $36 million under the agreement.

                                    BUSINESS

     The Company is one of the nation's premier homebuilders and is a provider of residential financial services. The Company's homebuilding operations include the construction and sale of homes, as well as the purchase, development and sale of residential land, both by the Company directly and through partnerships. Financial services subsidiaries provide mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell mortgage loans; perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others.

HOMEBUILDING

     The Company and its predecessor have been building homes in Florida since 1954. The Company entered the Arizona market in 1972. In 1991, the Company began building homes in the Dallas/Fort Worth area of Texas. In 1992, it started homebuilding operations in Houston, Texas. During 1995, the Company entered the California homebuilding market through the acquisition of Bramalea California and during 1996 it expanded its California presence by acquiring Renaissance Homes and through several partnership investments. During 1996, the Company also significantly expanded its operations in Texas with the acquisition of the assets and operations of Houston-based Village Builders (a homebuilder) and Friendswood Development Company (a developer of master-planned communities).

     During 1997, the Company substantially expanded its California operations, as well as expanding in Arizona and entering the Nevada homebuilding market, by acquiring Pacific Greystone. At the time of the acquisition, Pacific Greystone's homebuilding revenues equalled approximately half those of the Company. Since the beginning of the Company's current fiscal year on December 1, 1997, the Company has made three acquisitions, which have increased the Company's California inventory to approximately 39,000 homesites. The Company also entered the Austin, Texas homebuilding market.

     The Company, through its own efforts and its partnership interests, is involved in all phases of planning and building in its residential communities, including land acquisition, site planning, preparation of land, improvement of undeveloped and partially developed acreage, and design, construction and marketing of homes. The Company subcontracts virtually all segments of development and construction to others. The Company generally has an inventory of homes under construction. A majority of these homes are sold (i.e., the Company has received executed sales contracts and deposits) before the Company starts construction. The Company usually finances construction with its own funds or borrowings under its unsecured working capital arrangements.

     The Company sells primarily single-family attached and detached homes. Most of its homes are in the moderate price range for the areas in which they are located. They are targeted primarily at first-time homebuyers, initial move-up homebuyers and, in some communities, active adults.

  Current Homebuilding Activities

     The table below summarizes information about the Company's homebuilding activities at May 31, 1998, adjusted to reflect additions to the land it owns through the June 1998 acquisition of ColRich Communities and Polygon
Communities:

                                     HOMES DELIVERED                                 HOMESITES AT MAY 31, 1998
                       -------------------------------------------   ----------------------------------------------------------
                                                                            HOMES
                                                                        COMPLETED OR
                                                                            UNDER                                 LENNAR
                         6 MONTHS ENDED           YEARS ENDED           CONSTRUCTION                         CORPORATION(3)(4)
                       -------------------   ---------------------   -------------------     SOLD HOMES     -------------------
                                                                               AVAILABLE      NOT YET
                       MAY 1998   MAY 1997   1997    1996    1995    SOLD(2)   FOR SALE      STARTED(2)     OWNED    CONTROLLED
                       --------   --------   -----   -----   -----   -------   ---------   --------------   ------   ----------
Florida..............   1,570      1,371     3,367   3,363   3,395      967        788           852         4,328      2,123
California...........   1,071        100       587      58      --    1,345        602            73        12,584      6,649
Texas................   1,179        898     2,075   1,832     781      735        529           167         3,730        978
Arizona..............     511        292       645     715     504      399        121           193         1,804        226
Nevada...............     142         --        28      --      --      163         60            33           667        105
                        -----      -----     -----   -----   -----    -----      -----         -----        ------     ------
   Total.............   4,473      2,661     6,702   5,968   4,680    3,609      2,100         1,318        23,113     10,081
                        =====      =====     =====   =====   =====    =====      =====         =====        ======     ======

                             HOMESITES AT MAY 31, 1998
                       -------------------------------------

                        PARTNERSHIPS(1)(4)        TOTAL
                       --------------------     HOMESITES
                                                OWNED AND
                       OWNED    CONTROLLED      CONTROLLED
                       ------   -----------   --------------
Florida..............  18,008      3,350          30,416
California...........   4,474     13,618          39,345
Texas................   4,115        478          10,732
Arizona..............     663         --           3,406
Nevada...............      --         --           1,028
                       ------     ------          ------
   Total.............  27,260     17,446          84,927
                       ======     ======          ======

---------------
(1) Represents partnerships and similar entities in which the Company has less than controlling interests and are accounted for by the equity method.

(2) Although firm contracts relating to these homes were executed, there can be no assurance that purchasers will meet their obligations under the contracts.

(3) Does not include 6,600 homesites which are the subject of acquisitions which are expected to close in the third and fourth quarters of 1998.

(4) Based on current management estimates, which are subject to change. Includes homesites that are currently designated for sale to other builders.

  Partnerships and Similar Entities

     The Company views partnerships and similar entities as a means both to expand its market opportunities and to manage its risk profile. Typically, the Company acts as the general partner and the day-to-day manager.

     In October 1997, Lennar, directly and through LNR, transferred to Lennar Land Partners (the "Land Partnership"), which is 50% owned by the Company and 50% owned by LNR, parcels of land or interests in land and other assets which had a total book value on Lennar's books on October 31, 1997 of approximately $372.4 million. This land had been acquired by Lennar primarily to be used for residential home development. It consisted of approximately 31,000 potential homesites in 35 communities, of which 19 communities with 19,300 potential homesites were in Florida, two communities with 760 potential homesites were in Arizona, five communities with 4,800 potential homesites were in Texas and nine communities with 6,500 potential homesites were in California. When the land was transferred, Lennar retained options to purchase approximately 22% of the transferred land at prices it had established. The remaining land was available for sale to independent homebuilders or to Lennar at prices which must be approved by LNR.

     Lennar has an agreement with the Land Partnership under which, for a fee, Lennar administers all day to day activities of the Land Partnership, including overseeing planning and development of properties and overseeing sales of land to Lennar and other builders. From November 1, 1997 through May 31, 1998, the Land Partnership had land sale revenues of $80.5 million, of which $53.7 million was from sales to Lennar. During that period, the Land Partnership has obtained control of approximately 8,000 additional homesites, primarily through partnership arrangements.

     Lennar's interest in the Land Partnership is reflected on Lennar's financial statements by the equity method, and therefore neither the Land Partnership's assets nor its liabilities are included on Lennar's consolidated balance sheet. However, Lennar is contingently obligated, together with LNR, to ensure that the Land Partnership will meet financial covenants under its principal borrowing agreements.

FINANCIAL SERVICES

     The Company's financial services subsidiaries provide mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell mortgage loans; perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others.

  Mortgage Origination

     The Company makes available conventional, FHA-insured and VA-guaranteed mortgage loans to buyers of the Company's homes and others from offices located in Florida, California, Arizona, Texas and Nevada. In 1997, loans to buyers of the Company's homes represented approximately 70% of the Company's $420 million of loan originations.

     The Company sells the loans it originates in the secondary mortgage market, generally on a non-recourse basis, and retains most of the servicing rights. The Company has an interest rate risk management policy under which it hedges its interest rate locked loan commitments and loans held for sale against exposure to interest rate fluctuations. The Company finances its loans held for sale with borrowings under the financial services subsidiaries' $110 million line of credit (secured by the loans and by certain servicing rights) or from Lennar Corporation when, on a consolidated basis, this enables the Company to minimize its overall cost of funds.

  Mortgage Servicing

     The Company obtains earnings from servicing loans originated or acquired by its financial services subsidiaries. The Company services loans for the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and other mortgage investors. At May 31, 1998, it had a servicing portfolio of approximately 41,000 loans with an unpaid principal balance of approximately $3.1 billion.

  Title Insurance and Closing Services

     The Company makes available title insurance for, and closing services to, buyers of the Company's homes and others. It provided these services in connection with approximately 9,700 real estate transactions during 1997. In 1994, the Company formed TitleAmerica Insurance Corporation, a title insurance underwriter, which makes title insurance available to buyers of the Company's homes and others. In 1996, the Company acquired the assets and business of Regency Title Company in Texas, and thereby significantly expanded its title insurance and closing business. During the current fiscal year, it has acquired the North American Title Group, which significantly expanded its title insurance business into California, Arizona and Colorado.

RELATIONSHIP WITH LNR

     On October 31, 1997, Lennar distributed to its stockholders all the stock of LNR, to which Lennar had transferred its commercial real estate investment and management business. In connection with the spin-off, the Company entered into an agreement which, among other things, prevents the Company from engaging at least until 2002 in any of the businesses in which LNR was engaged, or anticipated becoming engaged, at the time of the spin-off, and prohibited LNR from engaging, at least until 2002, in any business in which the Company was engaged, or anticipated becoming engaged, at the time of the spin-off (except in limited instances in which the activities or anticipated activities of the Company and LNR overlapped). Specifically, the Company is precluded, at least until 2002, from engaging in the business of (i) acquiring and actively managing commercial or residential multi-family rental real estate, other than as an incident to, or otherwise in connection with, their homebuilding business, (ii) acquiring portfolios of commercial mortgage loans or real estate assets acquired through foreclosures of mortgage loans, other than real estate acquired as sites of homes to be built or sold as part of its homebuilding business, (iii) making or acquiring mortgage loans, other than mortgage loans secured by detached or attached homes or residential condominium units, (iv) constructing office buildings or other commercial or industrial buildings, other than small shopping centers, professional office buildings and similar facilities which will be adjuncts to its residential developments, (v) purchasing commercial mortgage-backed securities or real estate asset backed securities or (vi) acting as a servicer or special servicer with regard to securitized commercial mortgage pools. The Company is not, however, prevented from owning or leasing office buildings in which it occupies a majority of the space; acquiring securities backed by pools of residential mortgages; acquiring an entity which, when it is acquired, is engaged in one of the prohibited activities as an incidental part of its activities; owning as a passive investor an interest of less than 10% of a publicly traded company which is engaged in a prohibited business; acquiring commercial paper or short-term debt instruments of entities engaged in one or more of the prohibited businesses; or owning an interest in, and managing, Lennar Land Partners.

     Although Lennar and LNR are separate companies, Stuart Miller, the President and Chief Executive Officer of Lennar, is also the Chairman of LNR, and Steven Saiontz, a Director of Lennar, is a Director and the Chief Executive Officer of LNR. In addition, Leonard Miller owns stock which gives him voting control of both companies. There are provisions in the by-laws both of Lennar and of LNR requiring approval by an Independent Directors Committee of any significant transactions between the Company and LNR or any of its subsidiaries.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued under an Indenture dated as of December 31, 1997 between the Company and First National Bank of Chicago, as trustee (the
"Trustee"), as supplemented by a Supplemental Indenture dated as of July   ,
1998 (the "Indenture"). The following summaries of certain provisions of the Debentures and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Trust Indenture Act of 1939 (the "TIA"), all the provisions of the Debentures and the Indenture, including the definitions of certain terms therein and those terms made part of the Indenture by reference to the TIA. Wherever particular provisions or defined terms of the Indenture (or of the form of Debenture which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. For purposes of this "Description of Debentures," "Company" refers to Lennar Corporation and does not include its subsidiaries except in references to financial data determined on a consolidated basis.

GENERAL

     The Debentures will be direct, unsecured obligations of the Company and will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the Company. The Debentures will be convertible into Common Stock as described under "-- Conversion of Debentures," will be
limited to $          in aggregate principal amount at maturity and will mature
on July   , 2018 (the "Final Maturity Date"). The Debentures will be issued in denominations of $1,000 principal amount at maturity and integral multiples of that amount and will be payable, and may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which shall initially be the office or agency of the Trustee.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of Debentures in the event of a highly leveraged transaction or a Change in Control of the Company except to the extent described under "-- Repurchase at Option of Holders upon Change in Control." The Debentures will be issued at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax

Considerations -- Original Issue Discount on the Debentures." There will be no periodic payments of interest on the Debentures. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of each Debenture) in the period during which each Debenture remains outstanding will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months, and such accrual will commence on the issue date of the Debentures. In the event of the maturity, conversion, purchase by the Company at the option of a Holder or redemption of a Debenture, Original Issue Discount, if any, will cease to accrue on such Debenture, under the terms and subject to the conditions (summaries of which are set forth below) of the Indenture. The Company may not reissue a Debenture that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

     The Indenture is governed by and construed under the laws of the State of New York.

CONVERSION OF DEBENTURES

     The Holders of Debentures are entitled at any time prior to the close of business on the Final Maturity Date to convert any Debentures or portions thereof (in denominations of $1,000 principal amount at maturity or multiples thereof) into Common Stock; provided, however, that if a Debenture is called for redemption, the Holder may convert it at any time before the close of business on the Redemption Date. On conversion of a Debenture, the Company will deliver shares of Common Stock, except that (i) if Debentures are presented for
conversion before July   , 2003, the Company, at its option, may, instead of
delivering shares of Common Stock, pay the Holder an amount equal to the Market Price on the day the Debentures are properly presented for conversion, and (ii) the Company may deliver cash in lieu of fractional shares. A Debenture in respect of which a Holder has delivered a Purchase Notice or a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Trustee prior to the close of business on the Purchase Date or the Change in Control Purchase Date, as the case may be, in accordance with the terms of the Indenture.

     A Holder otherwise entitled to a fractional share of Common Stock will receive cash in an amount equal to the product of such fractional share and the Market Price. A Holder may convert a portion of such Holder's Debentures so long as such portion is $1,000 principal amount at maturity or an integral multiple thereof.

     The initial conversion rate for the Debentures (the "Conversion Rate") will
be                shares of Common Stock per $1,000 principal amount at maturity and is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Voting Stock as a dividend or distribution on Voting Stock of the Company; (ii) certain subdivisions and combinations of the Voting Stock; (iii) the issuance to all holders of Voting Stock of certain rights or warrants to purchase Voting Stock; (iv) the distribution to all holders of Voting Stock of shares of capital stock of the Company (other than Voting Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Voting Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Voting Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the Market Price multiplied by the number of shares of Voting Stock then outstanding on the record date for such distribution); and (vi) the purchase of Voting Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any Subsidiary for Voting Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Voting Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution.

     In addition, the Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that, upon conversion of the Debentures, the Holders will receive, in addition to the Common Stock issuable upon such conversion, the rights related to such Common Stock, whether or not such rights have separated from the Common Stock at the time of such conversion.

     No adjustment in the Conversion Rate will be required unless such adjustment would require a change of at least 1% in the Conversion Rate then in effect, provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of Voting Stock or any securities convertible into or exchangeable for Voting Stock or carrying the right to purchase any of the foregoing.

     The initial Conversion Rate represents a conversion price of $      per
share of Common Stock, based upon the Issue Price of the Debentures. The last reported sale price for the Common Stock on the NYSE Composite Tape on July 13, 1998 was $32.9375.

     Subject to the rights of Holders of Debentures described below under "-- Repurchase at Option of Holders upon a Change in Control," in the case of
(i) any reclassification or change of the Common Stock or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Debentures been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a Holder of Debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     To convert a Debenture, a Holder must (i) complete and manually sign the conversion notice on the Debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent (initially the Trustee) at the office maintained by the Conversion Agent for such purpose, (ii) surrender the Debenture to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay any applicable transfer or similar taxes. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the "Conversion Date."

     Upon conversion of a Debenture, a Holder will not receive any cash payment or any additional shares of Common Stock representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock into which the Debenture is convertible (together with the cash payment, if any, in lieu of any fractional shares), or, if the Conversion Date
is before July   , 2003 and the Company elects to pay the Market Price of such shares of Common

Stock instead of issuing shares, the Company's payment of that Market Price, will satisfy the Company's obligation to pay the principal amount at maturity of the Debenture, including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount will be deemed to be paid in full rather than canceled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Debentures for accrued Original Issue Discount. Unless
the Conversion Date is before July   , 2003 and the Company elects to pay the
Market Price of the shares instead of issuing the shares, a certificate for the number of full shares of Common Stock into which any Debenture is converted (and for cash in lieu of fractional shares) will be delivered through the Conversion Agent no later than the seventh Business Day following the Conversion Date. If the Company elects to pay cash instead of issuing shares with regard to a
Debenture presented for conversion before July   , 2003, the Company will notify
the Holder of that election by the seventh Business Day following the Conversion Date. The Holder will then have until the fifteenth Business Day following the Conversion Date to withdraw the election to convert the Debenture. If the Holder does not withdraw the election to convert, the Company will pay the Market Price of the shares not later than the twentieth Business Day after the Conversion Date. For a discussion of the tax treatment of a Holder receiving Common Stock upon conversion and the different tax treatment if the Company pays cash instead of issuing shares, see "Certain Federal Income Tax Considerations -- Conversion of Debentures."

     In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the Conversion Rate (or in which Holders otherwise participate) or in the event the Conversion Rate is increased at the discretion of the Company, the Holders of the Debentures may in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Federal Income Tax Considerations -- Dividends; Adjustment of Conversion Rate." The Company from time to time may, to the extent permitted by law, increase the Conversion Rate of the Debentures by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations -- Dividends; Adjustment of Conversion Rate." The Company may, at its option, make such increases in the Conversion Rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax
Considerations -- Dividends; Adjustment of Conversion Rate."

OPTIONAL REDEMPTION BY THE COMPANY

     The Debentures will not be entitled to any sinking fund. At any time on or after July , 2003, all or any part of the Debentures will be redeemable at the Company's option on at least 30 but not more than 60 days' notice for cash, as a whole or, from time to time in part. Any such redemption must be in multiples of $1,000 principal amount at maturity.

     The table below shows Redemption Prices of Debentures per $1,000 principal
amount at maturity on July   , 2003, at each July   thereafter prior to
maturity, and at maturity on July   , 2018, which prices reflect the accrued
Original Issue Discount calculated to each such date. The Redemption Price of a Debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to, but excluding, the Redemption Date.

                                                                   (2)              (3)
                                                (1)          ACCRUED ORIGINAL    REDEMPTION
                                          DEBENTURE ISSUE         ISSUE            PRICE
JULY                                           PRICE             DISCOUNT        (1) + (2)
----                                      ---------------    ----------------    ----------
2003....................................     $                   $                $
2004....................................
2005....................................
2006....................................
2007....................................
2008....................................
2009....................................
2010....................................
2011....................................
2012....................................
2013....................................
2014....................................
2015....................................
2016....................................
2017....................................
At Final Maturity Date..................

     If fewer than all the Debentures are to be redeemed, the Trustee will select the Debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in the principal amount equal to the unredeemed principal portion of such Debenture will be issued. If a portion of a Holder's Debentures is selected for partial redemption and such Holder converts a portion of such Debentures, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     The Indenture provides that if a Change in Control occurs, each Holder of Debentures shall have the right to require the Company to repurchase all of such Holder's Debentures, or any portion of the principal amount thereof that is an integral multiple of $1,000 principal amount at maturity, on the date (the "Change in Control Purchase Date") that is 35 days after the date of the Change in Control for cash at a price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date (the "Change in Control Purchase Price").

     Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all Holders of record of Debentures a notice (a "Company Change in Control Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Change in Control Notice to the Trustee. To exercise the repurchase right, a Holder of Debentures must deliver to the Trustee on or before the Change in Control Purchase Date, written notice of the Holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer to the Company (a "Change in Control Purchase Notice").

     A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Debentures as:

          (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any such subsidiary, or Permitted Holders is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

          (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of the Voting Stock, immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Voting Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Voting Stock solely into shares of stock carrying substantially the same relative rights as the Voting Stock); or

          (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the two-year period immediately preceding such change (together with any other director whose election to the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any ten Trading Days (each, a "Pricing Trading Date") within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105% of the price determined by dividing (x) the sum of the Issue Price plus Original Issue Discount accrued to such Trading Day, by (y) the Conversion Rate, provided that at least five Pricing Trading Dates occur within the 10 consecutive Trading Days ending immediately before the Change in Control or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Debentures become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the five consecutive Trading Days commencing with the Trading Day following consummation of the transaction or transactions constituting the Change in Control) of at least 105% of the price determined by dividing (i) the sum of the Issue Price plus Original Issue Discount accrued to the date immediately preceding the date of consummation of such Change of Control, by (ii) the Conversion Rate. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

     The term "Permitted Holders" means any current holder of Class B Common Stock and any permitted transferee of Class B Common Stock under the terms of
Lennar's Certificate of Incorporation as it exists on July   , 1998.

     To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Debentures upon a Change in Control.

     The Change in Control feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The foregoing provisions would not necessarily afford Holders of the Debentures protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect Holders.

     If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Debentures tendered by Holders thereof. Any failure by the Company to repurchase the Debentures when required following a Change in Control would result in an Event of Default under the Indenture.

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On each of July   , 2003, July   , 2008 and July   , 2013 (each, a
"Purchase Date"), a Holder of Debentures will have the option to require the Company to purchase any outstanding Debenture for which a written notice has been delivered by the Holder to the office of the Paying Agent (initially the Trustee) (a "Purchase Notice") at any time from the opening of business on the date that is 20 Business Days prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions. The Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the Holder thereof for purchase by the Company; (ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or a multiple thereof; (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures; and (iv) in the event the Company elects, pursuant to the Company Notice (as defined below), to pay the Purchase Price to be paid as of such Purchase Date in Common Stock, in whole or in part, but such Purchase Price is ultimately to be paid to such Holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in Common Stock is not satisfied by the Purchase Date, as described below, whether such Holder elects (x) to withdraw such Purchase Notice as to some or all of the Debentures to which it relates (stating the principal amount at maturity and certificate numbers of the Debentures as to which such withdrawal shall related), or (y) to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice. If the Holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal relating to such Purchase Notice, such Holder's choice with respect to the election described in clause (iv) above, such Holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a Holder receiving cash instead of Common Stock, see "Certain Federal Income Tax Considerations."

     Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Deben-tures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

     The Purchase Price payable in respect of a Debenture shall be equal to the Issue Price plus accrued Original Issue Discount to the Purchase Date. The table below shows the Purchase Prices of a Debenture as of the specified Purchase Dates. The Company may elect to pay the Purchase Price payable as of any Purchase Date in cash or shares of Common Stock, or any combination thereof.

                                                                 PURCHASE
                       PURCHASE DATE                              PRICE
                       -------------                            ----------
July   , 2003...............................................
July   , 2008...............................................
July   , 2013...............................................

     If the Company elects to pay the Purchase Price, in whole or in part, in shares of Common Stock, the number of shares to be delivered in respect of the portion of the Purchase Price to be paid in shares of Common Stock shall be equal to such portion of the Purchase Price divided by the Market Price of the Common Stock. However, no fractional shares of Common Stock will be delivered upon any purchase by the Company of Debentures through the delivery of shares of Common Stock in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock.

     The Company will give notice (the "Company Notice") not less than 20 Business Days prior to a Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the Debenture register maintained by the Registrar (and to beneficial owners as required by applicable law) stating, among other things, whether the Company will pay the Purchase Price of the Debentures in cash or Common Stock, or any combination thereof (specifying the percentage of each) and, if the Company elects to pay in Common Stock, in whole or in part, the method of calculating the Market Price of the Common Stock.

     Because the Market Price of the Common Stock is determined prior to the applicable Purchase Date, Holders of Debentures bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to such Purchase Date. The Company may elect to pay the Purchase Price in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of Common Stock in accordance with the foregoing provisions, the Company will publish such determination in a daily newspaper of national circulation.

     The Company's right to purchase Debentures with shares of Common Stock is subject to the Company's satisfying various conditions, including: (i) the registration of the Common Stock under the Securities Act, if required; and (ii) compliance with other applicable federal and state securities laws, if any. If such conditions are not satisfied by a Purchase Date, the Company will pay the Purchase Price of the Debentures to be purchased on such Purchase Date entirely in cash. See "Certain Federal Income Tax Considerations."

     The Company will comply with the provisions of Rule 13e-4, if applicable, and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of Holders.

     Payment of the Purchase Price for a Debenture for which a Purchase Notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such Debenture (together with necessary endorsements) to the Paying Agent at its office in New York, New York, or any other office of the Paying Agent maintained for such purpose, at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such

Debenture will be made promptly following the later of the Purchase Date or the time of book-entry transfer or delivery of such Debenture. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of a Debenture on the Business Day following the Purchase Date, then, on and after such date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue, whether or not book-entry transfer of such Debenture is made or such Debenture is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of the Debenture).

     The Company's ability to purchase Debentures with cash could be subject to certain limitations. There can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to purchase the Debentures tendered by all Holders thereof.

     No Debentures may be purchased at the option of the Holder for cash if there has occurred (prior to, on or after the giving, by the Holders of such Debentures, of the required Purchase Notice) and is continuing on the applicable Purchase Date an Event of Default described under "Event of Default and Remedies" below (other than a default in the payment of the Purchase Price with respect to such Debentures).

CERTAIN COVENANTS

     The Indenture will contain, among others, the following covenants:

     Limitation on Liens. The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of its properties or assets, whether owned on the Issue Date or thereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Debentures, then the Debentures are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Debentures, any such Lien shall be subordinated to the Lien granted to the holders of the Debentures to the same extent as such Indebtedness is subordinated to the Debentures.

     There will be excluded from the restriction referred to in the next preceding paragraph the following Liens (the Liens set forth in the following clauses (i) through (viii) being "Permitted Liens"): (i) Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by the Company or any Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisitions and do not extend to any assets other than those of the Person merged into or consolidated with the Company or a Subsidiary; (ii) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired; (iii) Liens imposed by law such as carriers', warehouseman's or mechanics' Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (iv) Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges; (v) Liens existing on the Issue Date;
(vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (vii) Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended; (viii) any extensions, substitutions, modifications, replacements or renewals of the foregoing; and (ix) easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the Company's properties subject thereto.

     Notwithstanding the foregoing, the Company may, and may permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of its properties or assets without equally and ratably securing the Debentures if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions (as defined below), does not exceed 15% of the total consolidated stockholders' equity of the Company as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the Securities and Exchange Commission, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated balance sheet contained in a quarterly report on Form 10-Q; provided that Indebtedness secured by Permitted Liens shall not be included in the amount of such secured Indebtedness.

     Sale and Leaseback Transactions. The Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or a Subsidiary as lessee of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such person (herein referred to as a "Sale-Leaseback Transaction").

     There will be excluded from the restriction referred to in the next preceding paragraph the following Sale-Leaseback Transactions (the Sale-Leaseback Transactions set forth in the following clauses (i) through (iii) being "Permitted Sale-Leaseback Transactions"): (i) a Sale-Leaseback Transaction involving the leasing by the Company and its Subsidiaries of model homes in their communities, (ii) a Sale-Leaseback Transaction relating to a property which occurs within 120 days from the date of acquisition of such property by the Company or a Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later, or (iii) a Sale-Leaseback Transaction where the Company, within 120 days after such Sale-Leaseback Transaction, applies or causes to be applied to the retirement of Funded Debt of the Company or any Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Debentures) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied.

     Notwithstanding the foregoing provisions, the Company may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 15% of the total consolidated stockholders' equity of the Company as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the Securities and Exchange Commission and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated balance sheet contained in a quarterly report on Form 10-Q.

COMPLIANCE CERTIFICATE

     The Indenture requires the Company to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any Default or Event of Default. If such signer knows of such a Default or Event of Default, the Officers' Certificate must describe the Default or Event of Default and the efforts to remedy the same. For the purposes of this provision of the Indenture, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The following are Events of Default under the Indenture: (i) default in the payment of any principal (including accrued Original Issue Discount), Redemption Price, Purchase Price, or Change in Control Purchase Price due with respect to the Debentures; (ii) default by the Company or any Subsidiary with respect to its obligation to pay Indebtedness for borrowed money (other than Indebtedness which is non-recourse to the Company or the Subsidiary), which default shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $20 million; (iii) failure to perform any other covenant or warranty of the Company in the Indenture, continued for 30 days after written notice as provided in the Indenture, (iv) final judgments or orders are rendered against the Company or any of its Subsidiaries which require the payment by the Company or any of its Subsidiaries of an amount (to the extent not covered by insurance) in excess of $20 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and (v) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Subsidiaries.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in principal amount at maturity of the Debentures then outstanding may declare the Issue Price plus Original Issue Discount of the Debentures accrued to the date of declaration to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of the Issue Price and accrued Original Issue Discount on any of the Debentures which shall have become due by acceleration) and certain other conditions set forth in the Indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount at maturity of the Debentures then outstanding. In the case of certain events of bankruptcy or insolvency, the Issue Price plus Original Issue Discount of the Debentures accrued to the date of the occurrence of the bankruptcy or insolvency shall automatically become and be immediately due and payable.

     The Indenture provides that the Trustee will within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, mail to all Holders, as the names and addresses of such Holders appear upon the Debenture register, notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice and provided that, except in the case of default in the payment of the Principal Amount, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change in Control Purchase Price or interest, if any, as the case may be, on any of the Debentures, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

     The Holders of a majority in principal amount at maturity of the Debentures then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount at maturity of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of the Debentures, except that no such modification shall (i) extend the fixed maturity of any Debenture, reduce the principal amount at the Final Maturity Date, Issue Price, Purchase Price,

Change in Control Purchase Price, Redemption Price or amount of cash paid in lieu of shares of Common Stock, change the obligation of the Company to repurchase any Debenture upon the occurrence of any Change in Control in a manner adverse to Holders of Debentures, impair the right of a Holder to institute suit for the payment thereof, change the currency in which the Debentures are payable, or impair the right to convert the Debentures into Common Stock in any material respect, or change any Purchase Date, without the consent of the Holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures the Holders of which are required to consent to any such supplemental indenture, without the consent of the Holders of all of the Debentures then outstanding.

GLOBAL SECURITIES

     The Debentures will be issued in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount at maturity or integral multiples thereof. Unless and until it is exchanged in whole or in part for Securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

BOOK-ENTRY SYSTEM

     Initially, the Debentures will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds Securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, thereby eliminating the need for physical movement of Securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the Commission.

     The Depositary advises that its established procedures provide that (i) upon issuance of the Debentures by the Company, the Depositary will credit the accounts of Direct and Indirect Participants designated by the Underwriters with the principal amounts of the Debentures purchased by the Underwriters and (ii) ownership of interests in the Global Securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the Depositary, the Direct Participants and the Indirect Participants. The laws of some States require that certain persons take physical delivery in definitive form of Securities which they own.

     Payment of the Redemption Price, Purchase Price, Change in Control Purchase Price or any other amounts with respect to the Global Securities will be made to Cede, as the registered owner of the Global Debentures, by wire transfer of immediately available funds on the applicable payment date. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for the Depositary's records relating to, or payments made by the Depositary on account of beneficial ownership interests in the Global Securities.

     Holders who desire to convert their Debentures into Common Stock should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for doing so.

     Because the Depositary can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person who has a beneficial interest in Debentures represented by the Global Securities to pledge that interest to persons that do not participate in the Depositary system, or otherwise take actions in respect of the beneficial interest, may be affected by the absence of a physical certificate evidencing the beneficial interest.

     So long as a nominee of the Depositary is the registered owner of the Global Securities, such nominee for all purposes will be considered the sole owner or holder of such Global Securities under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Debentures registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Neither the Company, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Payments on the Debentures registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Securities. Under the terms of the Debentures, the Company and the Trustee will treat the persons in whose names the Debentures are registered as the owners of such Debentures for the purpose of receiving all payments on such Debentures and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Debentures to owners of beneficial interests in the Global Securities. The Depositary has advised the Company and the Trustee that its current practice is upon receipt of any payment, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the Global Securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with Securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or the Company, subject to any statutory requirements that may be in effect from time to time. Payments to the Depositary are the responsibility of the Company or the Trustee, and disbursement of such payments to the owners of beneficial interests in the Global Securities is the responsibility of the Depositary and Direct and Indirect Participants.

     Debentures represented by a Global Security will be exchangeable for Debentures in definitive form of like tenor as such Global Security in denominations of $1,000 principal amount at maturity and in any greater amount that is an integral multiple if the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the Company within 90 days or the Company in its discretion at any time determines not to require all of the Debentures to be represented by a Global Security and notifies the Trustee thereof. Any Debentures that are exchangeable pursuant to the preceding sentence are exchangeable for Debentures issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to the Company, all payments on the Debentures will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading in the Debentures; therefore, the Depositary will require that trades be settled in immediately available funds.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago, the Trustee under the Indenture, will be appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Debentures. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business. Currently, The First National Bank of Chicago is the Agent and a lender under the Company's revolving credit lines.

DISCHARGE OF THE INDENTURE

     The Company may satisfy and discharge its obligations under the Indenture with respect to the Debentures by delivering to the Trustee for cancellation all outstanding Debentures or by depositing with the Trustee, after all outstanding Debentures have become due and payable (or are by their terms to become due and payable within one year or are to be canceled upon redemption within one year), whether at stated maturity, or any Redemption Date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash sufficient to pay all of the outstanding Debentures and paying all other sums payable under the Indenture by the Company. Upon the deposit of such funds with the Trustee, the Indenture will cease to be of further effect with respect to the Debentures (except as to (i) remaining rights of registration of transfer, substitution and exchange and conversion of Debentures, (ii) rights of Holders under the Indenture to receive payments due with respect to the Debentures and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee and (iii) the rights, obligations and immunities of the Trustee under the Indenture).

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

     "Conversion Agent" means the office or agency designated by the Company where Debentures may be presented for conversion.

     "Default" means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

     "Funded Debt" of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all Indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined; provided, however, that Funded Debt shall not include (i) any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof or (ii) any Indebtedness of such person to any of its subsidiaries or of any subsidiary to such person or any other subsidiary or (iii) any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

     "Holder" means a Person in whose name a Debenture is registered on the Registrar's books.

     "Indebtedness" means, with respect to the Company or any Subsidiary, and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company or any Subsidiary to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of the Company or any Subsidiary with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of the Company or any Subsidiary required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on the balance sheet of the Company, (d) all obligations of the Company or any Subsidiary (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,
(e) all direct or indirect guaranties or similar agreements by the Company or any Subsidiary in respect of, and obligations or liabilities (contingent or otherwise) of the Company or such Subsidiary to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses
(a) through (d), (f) any indebtedness or other obligations, excluding any operating leases the Company or any Subsidiary is currently (or may become) a party to, described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by the Company or Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by the Company or such Subsidiary and (g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     "Market Price" means the average of the daily Sale Prices of the Common Stock for the 10 Trading Day period ending on (if the third Business Day prior to the applicable date in question is a Trading Day or, if not, then on the last Trading Day prior to) the third Business Day prior to the applicable date in question, appropriately adjusted to take into account the occurrence during the period commencing on the first of such Trading Days during such 10 Trading Day period and ending on such date in question any event that would result in an adjustment of the Conversion Rate with respect to the Common Stock.

     "Officers' Certificate" when used with respect to the Company means a certificate signed by two Officers, each such certificate will comply with
Section 314 of the TIA and include the statements required under the Indenture.

     "Paying Agent" means the office or agency designated by the Company where Debentures may be presented for payment.

     "Person" means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

     "Redemption Date," when used with respect to any Debenture to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.

     "Redemption Price," when used with respect to any Debenture to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

     "Sale Price" of the Common Stock on any date means the average of the high and low per share sale price (or if no sale prices are reported, the average bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions reported on the principal United States securities exchange on which the Common Stock is listed or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by the National Association of Securities Dealers Automated Quotation System.

     "Subsidiary," means (i) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by the Company, by a Subsidiary of the Company or by the Company and one or more Subsidiaries of the Company or (ii) a partnership, the sole general partner of which is the Company or any Subsidiary.

     "Trading Day" shall mean (x) if the applicable security is listed or admitted for trading on the New York Stock Exchange, the Nasdaq National Market or another national security exchange, a day on which the New York Stock Exchange, the Nasdaq National Market or another national security exchange is open for business or (y) if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Voting Stock," means the Common Stock, the Company's Class B Common Stock and any other stock of the Company which votes together with the Common Stock in the election of directors (without regard to whether there has been an arrearage in the payment of dividends on preferred stock).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition by U.S. Holders of Debentures and Common Stock acquired on conversion of Debentures. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations, at the date of this Prospectus Supplement, all of which are subject to change, possibly with retroactive effect.

     This discussion does not purport to address all tax consequences that may be important to particular Holders in light of the Holders' special circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold Debentures or Common Stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction) that may be subject to special rules. The discussion is limited to Holders of Debentures who hold the Debentures and any Common Stock into which the Debentures are converted as capital assets. The discussion does not address the tax consequences arising under the laws of any state, local or foreign jurisdiction.

     PERSONS CONSIDERING THE PURCHASE OF A DEBENTURE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

ORIGINAL ISSUE DISCOUNT ON THE DEBENTURES

     The Debentures are being issued at a substantial discount from their stated redemption price at maturity. For federal income tax purposes, the excess of the stated redemption price at maturity of a Debenture over its issue price constitutes original issue discount ("Original Issue Discount"). The issue price of the Debentures will equal the initial price at which a substantial amount of the Debentures is sold (not including sales to underwriters or placement agents). U.S. Holders of the Debentures will be required to include Original Issue Discount in income as it accrues, using the constant yield method regardless of the Holder's regular method of accounting for United States federal income tax purposes. A U.S. Holder of a Debenture must include in gross income for federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the Debenture for each day during the taxable year or portion of a taxable year on which the U.S. Holder holds the Debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the Debenture at the beginning of the accrual period multiplied by the yield to maturity of the Debenture (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the start of any accrual period will be the issue price of the Debenture increased by the accrued Original Issue Discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. A U.S. Holder's original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued Original Issue Discount includable in the U.S. Holder's gross income.

     There are several circumstances under which the Company could make a payment on a Debenture which would affect the yield to maturity of the Debenture, including the redemption or repurchase of Debentures. According to Treasury Regulations, the possibility of a change in the yield will not be treated as affecting the amount of Original Issue Discount required to be recognized by a Holder (or the timing of such recognition) if the likelihood of the change, as of the date the Debentures are issued, is remote. The Company intends to report on the basis that the likelihood of any change in the yield on the Debentures is remote. The Company also intends to report on the basis that there is no alternative payment schedule that would minimize the yield on the Debentures to the Company. The Company will be entitled to deduct in each year the Original Issue Discount on the Debentures which accrues in that year.

MARKET DISCOUNT

     Any principal payment or gain realized by a U.S. Holder on disposition or retirement of a Debenture will be treated as ordinary income to the extent that there is accrued market discount on the Debenture. The amount of market discount on a Debenture for a Holder will equal the excess of the adjusted issue price of the Debenture over the initial tax basis of the Debenture in the hands of the Holder. To the extent a Holder converts a Debenture into Common Stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon disposition of the Common Stock. Unless a U.S. Holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the Debenture and the denominator of which is the number of days from the date the Holder acquired the Debenture until its maturity. A U.S. Holder may be required to defer a portion of its interest deductions for a taxable year attributable to any indebtedness incurred or continued to purchase or carry a Debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. Holder in that taxable year or thereafter, the
(i) interest deferral described above will not apply and (ii) market discount will not carry over into Common Stock as described above. Any such election is terminable only with the consent of the Internal Revenue Service and applies to all market discount bonds acquired during or after the year for which it is made.

ACQUISITION PREMIUM

     A U.S. Holder will be considered to have "acquisition premium" to the extent the U.S. Holder's initial tax basis in a Debenture, is greater than (x) the adjusted issue price of the Debenture, but less than (y) the stated redemption price of the Debenture at maturity. Acquisition premium may offset the amount of Original Issue Discount received on a Debenture that the U.S. Holder is required to include in income.

SALE, EXCHANGE OR RETIREMENT OF THE DEBENTURES

     Upon the sale, exchange or redemption of a Debenture, including as a result of a tender upon the occurrence of a Change in Control, and, except as discussed in the next paragraph, on a Purchase Date, a Holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. Holder's adjusted tax basis in the Debenture.

     If a U.S. Holder elects to exercise its option to tender the Debentures to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the Debentures for Common Stock should qualify as a reorganization for federal income tax purposes. If the Purchase Price is paid solely in Common Stock, except in the case of a fractional share described below, a U.S. Holder will not be required to recognize any gain, and will not be permitted to recognize any loss, as a result of the receipt of the Common Stock. If the Purchase Price is paid in a combination of Common Stock and cash (other than cash in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder would be recognized when the cash is received. A U.S. Holder's initial tax basis in the Common Stock received would be equal to the U.S. Holder's adjusted tax basis in the Debenture (except for any portion allocable to a fractional share of Common Stock), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of any cash received (except cash received in lieu of a fractional share). The holding period for Common Stock received in the exchange will include the holding period of the Debenture tendered to the Company. The receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. Holder's tax basis in the fractional share interest.

     A Holder's adjusted tax basis in a Debenture will generally equal the Holder's cost of the Debenture increased by any Original Issue Discount previously included in income by the Holder with respect to the Debenture and decreased by any payments received with regard to the Debenture. Except to the extent of any accrued market discount, gain or loss realized on the sale, exchange or redemption of a Debenture will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Debenture disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Debenture disposed of is held more than 18 months. The Congress has passed, and the President has said he will sign, legislation which would make the maximum rate 20% if the Debenture disposed of is held for more than one year.

CONVERSION OF DEBENTURES

     A U.S. Holder's conversion of a Debenture into Common Stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A U.S. Holder's basis in the Common Stock received on conversion of a Debenture will be the same as the U.S. Holder's basis in the Debenture at the time of conversion, including accrued Original Issue Discount (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Debenture converted. The receipt of cash in lieu of fractional share of Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder's tax basis in the fractional share). If the Company elects to pay cash, instead of issuing Common Stock, upon presentation of Debentures for
conversion before July   , 2003, gain or loss will be recognized by the Holder
when the cash is received.

DIVIDENDS; ADJUSTMENT OF CONVERSION RATE

     Dividends paid on the Common Stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

     If at any time the Company makes a distribution of property to shareholders that would be taxable to the shareholders as a dividend for federal income tax purposes (for example, distributions of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Debentures is increased, that increase may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, the increase also may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures.

SALE OF COMMON STOCK

     Upon the sale or exchange of Common Stock, U.S. Holders generally will recognize capital gain (except to the extent of any accrued market discount not previously included in income) or capital loss equal to the difference between the amount realized on the sale or exchange and the Holder's adjusted tax basis in the shares. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Common Stock disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Common Stock disposed of is held more than 18 months. The Congress has passed, and the President has said he will sign, legislation which would make the maximum rate 20% if the Common Stock disposed of is held for more than one year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest or dividends on or the proceeds of the sale or other disposition of Debentures or shares of Common Stock made by the Company with respect to certain U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of the payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is timely filed with the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the following respective principal amounts at maturity of Debentures at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus
Supplement:

                                                               PRINCIPAL
                                                               AMOUNT AT
                                                              MATURITY OF
                        UNDERWRITER                           DEBENTURES
                        -----------                           -----------
BT Alex. Brown Incorporated.................................   $
Smith Barney Inc. ..........................................
          Total.............................................   $
                                                               --------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase the entire principal amount at maturity of Debentures offered hereby if any of such Debentures are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at
such price less a concession not in excess of      % of such offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of      % of the public offering price of the Debentures to certain other dealers. After commencement of the offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up
to an additional $          principal amount at maturity of Debentures, at the
public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of additional Debentures that the principal amount at maturity of Debentures purchased by each
of them shown in the above table bears to $          , and the Company will be
obligated, pursuant to the option, to sell such additional Debentures to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Debentures offered hereby.

     The Debentures are a new issue of securities with no established trading market. The Debentures will not be listed on any securities exchange. Each of the Underwriters has advised the Company that it intends to act as a market maker for the Debentures. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     The Company has agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotments, stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Debentures or Common Stock at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Debentures or Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Debentures. A syndicate covering transaction is a bid for or the purchase of Debentures on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Debentures originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The Underwriters are not obligated to engage in these activities and, if commenced, any of these activities may be discontinued at any time.

     Each of the Company, Leonard Miller, Stuart A. Miller and Warburg, Pincus Investors, L.P. has agreed not to offer, sell, sell short, grant any option for the sale of, or otherwise dispose of, any shares of Voting Stock or any securities convertible into, or exchangeable or exerciseable for, any shares of Voting Stock or any derivative of the Common Stock, for a period of 60 days from the date of this Prospectus Supplement without the prior consent of BT Alex. Brown Incorporated, except that the Company may issue and sell and enter into any agreement to issue and sell (i) the Debentures offered by this Prospectus Supplement and the accompanying Prospectus, (ii) shares of Common Stock upon conversion of Class B Common Stock outstanding on the date of this Prospectus Supplement, (iii) shares of Common Stock issued upon exercise of options, or under employee stock plans, in existence on the date of this Prospectus Supplement, (iv) options granted under option plans as they exist on the date of this Prospectus Supplement and (v) shares of Voting Stock as consideration in the acquisition by the Company and its subsidiaries of properties, businesses and interests therein in the ordinary course of their business.

     The Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Certain of the Underwriters and their affiliates have from time to time engaged in investment banking, financial advisory and other services for the Company and its affiliates, for which the Underwriters have received customary compensation, and they may continue to perform such services in the future.

                                 LEGAL MATTERS

     The validity of the Debentures and the shares of Common Stock issuable upon the conversion of the Debentures is being passed upon for the Company by Rogers & Wells LLP, New York, New York. Certain legal matters relating to the offering of the Debentures will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                               LENNAR CORPORATION

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                                      AND
                                    WARRANTS

                            ------------------------

     Lennar Corporation (the "Company") may from time to time offer its Common Stock, Preferred Stock (which may be issued in one or more series), depositary shares representing shares of Preferred Stock ("Depositary Shares"), Debt Securities (which may be issued in one or more series) or Warrants entitling the holders to purchase Common Stock, Preferred Stock, Depositary Shares or Debt Securities (together "Securities") at an aggregate initial offering price which will not exceed $500,000,000. Securities may be offered from time to time in amounts, at prices and on terms which will be determined at the time of sale. Offerings may be of particular Securities or of units consisting of two or more types of Securities. The Company may sell Securities to or through underwriters, through agents or directly to purchasers.

     The terms of particular Securities offered by the Company will be described in a Prospectus Supplement which will accompany this Prospectus, and may be described in a term sheet which precedes the Prospectus Supplement. A Prospectus Supplement relating to a series of Preferred Stock will describe, to the extent applicable, its title, the maximum number of shares, the liquidation preference per share, dividend rights (which may be fixed or participating and may be cumulative or non-cumulative), voting rights, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A Prospectus Supplement relating to Depositary Shares will describe, to the extent applicable, the fractional share of Preferred Stock represented by each Depositary Share. A Prospectus Supplement relating to a series of Debt Securities will describe, to the extent applicable, its title, the maximum aggregate principal amount, its maturity, the interest rate (which may be fixed or variable), the currency of payment, the interest payment dates, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A Prospectus Supplement relating to an issue of Warrants will describe the Securities which can be purchased by exercise of the Warrants, the exercise price of the Warrants (which may be wholly or partly consideration other than cash) and the period during which the Warrants can be exercised, as well as any other material terms.

     Each Prospectus Supplement will also contain the names of the underwriters or agents, if any, through which the Securities to which it relates will be sold, the proposed amounts, if any, to be purchased by underwriters, and the compensation, if any, of those underwriters or agents, the initial public offering price, information about securities exchanges or automated quotation systems on which the Securities will be listed or traded and any other material information about the offering and sale of the Securities.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 1998

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT, AND NO PROSPECTUS SUPPLEMENT WILL, CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR THAT PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE OF SECURITIES WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CORRECT AT ANY TIME AFTER ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
AVAILABLE INFORMATION.......................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    3
THE COMPANY.................................................    4
USE OF PROCEEDS.............................................    4
RATIO OF EARNINGS TO FIXED CHARGES..........................    5
DESCRIPTION OF DEBT SECURITIES..............................    5
DESCRIPTION OF WARRANTS.....................................    7
DESCRIPTION OF CAPITAL STOCK................................    8
DESCRIPTION OF DEPOSITARY SHARES............................    9
LEGAL MATTERS...............................................   10
EXPERTS.....................................................   11

                             AVAILABLE INFORMATION

     Lennar Corporation ("Lennar" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site can be accessed at http://www.sec.gov. The Common Stock of the Company is listed on the New York Stock Exchange. Reports, proxy statements and other information filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be inspected and copied at, or obtained from, the Commission or the New York Stock Exchange in the manner described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company is the surviving corporation of a merger of Lennar and Pacific Greystone Corporation ("Greystone") which became effective on October 31, 1997.

     The following documents previously filed by Greystone with the Commission under the File Number 1-11749 (unless otherwise indicated) are incorporated by reference in this Prospectus:

          (a) Greystone's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by a Form 10-K/A dated September 26, 1997;

          (b) Greystone's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997, as amended by a Form 10-Q/A dated September 26, 1997, June 30, 1997, as amended by a Form 10-Q/A dated September 26, 1997, and September 30, 1997;

          (c) Greystone's Current Report on Form 8-K, dated June 17, 1997;

          (d) Greystone's Registration Statement on Form S-4 under the Securities Act, File Number 333-35671; and

          (e) the description of Greystone's common stock contained in Greystone's Registration Statement on Form 8-A, dated May 20, 1996.

     The following documents previously filed by Lennar with the Commission under the File Number 1-6643 are incorporated by reference in this Prospectus:

          (a) Lennar's Annual Report on Form 10-K for the fiscal year ended November 30, 1996 as amended by a Form 10-K/A dated September 26, 1997; and

          (b) Lennar's Quarterly Reports on Form 10-Q for the quarters ended February 28, 1997, May 31, 1997 and August 31, 1997.

     The following documents previously filed by the Company with the Commission under the File Number 1-11749 are incorporated by reference in this Prospectus:

          (a) the Company's Report on Form 8-K filed on November 17, 1997; and

          (b) the Company's Report on Form 8-K filed on December 18, 1997.

     All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus will be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the dates they are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes the statement in the earlier document.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference in this Prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, Attention: Director of Shareholder Relations (Telephone: (305) 559-4000).

                                  THE COMPANY

     The Company is engaged in homebuilding and related activities, primarily in Florida, California, Texas, Arizona and Nevada. It is the surviving corporation of a merger between Lennar Corporation and Pacific Greystone Corporation, which became effective on October 31, 1997. Prior to October 31, 1997, Lennar also was engaged in real estate investment and management activities. However, on October 31, 1997, Lennar distributed to its stockholders all the shares of LNR Property Corporation, the parent of the group of Lennar subsidiaries which conducted real estate investment and management activities.

     Lennar Corporation and its predecessor had been building homes since 1954. The Company believes that since 1986, Lennar each year delivered more homes in Florida than any other homebuilder. Lennar had been building homes in Arizona since 1972. It began building homes in Texas in 1991 and in 1996 it entered the California homebuilding market. By the time of the merger, Lennar had constructed and sold over 130,000 homes.

     Through financial services subsidiaries, Lennar provided (and the Company continues to provide) conventional, FHA-insured and VA-guaranteed mortgage loans to buyers of Lennar's homes and others from offices in Florida, California, Arizona, Texas, North Carolina and Maryland. In 1996, loans to buyers of Lennar's homes represented approximately one-third of Lennar's $527 million of residential loan originations. Lennar also arranged and provided (and the Company continues to arrange and provide) title insurance for, and closing services to, buyers of its homes and others. During 1996, Lennar formed a subsidiary (which now is a subsidiary of the Company) to provide cable television, alarm monitoring and telephone services to residents of Lennar communities and possibly others.

     Greystone was a regional builder of high quality, single family homes primarily targeted to first-time and move-up homebuyers in infill and emerging markets located throughout northern and southern California, as well as in the Las Vegas and Phoenix areas. Greystone offered mortgage brokerage services exclusively to its customers in most of its markets. It did not originate, fund or service loans.

                                USE OF PROCEEDS

     Except as may be set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of Securities will be applied by the Company for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time, acquisitions and other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges for the nine months ended August 31, 1997 and for the years ended November 30, 1992 through 1996 (which are the historical amounts for Lennar before its merger with Pacific Greystone and before the distribution to its stockholders of the subsidiaries which conducted its real estate investment and management activities), were as follows:

                                              NINE MONTHS
                                                 ENDED             YEARS ENDED NOVEMBER 30,
                                              AUGUST 31,     ------------------------------------
                                                 1997        1996    1995    1994    1993    1992
                                              -----------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges(1)........    3.2x        3.7x    3.7x    3.8x    3.3x    2.1x
Ratio of earnings to fixed charges (excluding
  limited purpose finance subsidiaries)(1)...    3.3x        3.9x    4.2x    4.9x    4.9x    3.4x

---------------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and cumulative effect of changes in accounting principles plus "fixed charges." "Fixed charges" consist of interest on all indebtedness (neither the Company nor any of its subsidiaries has any material original issue discount or capitalized lease obligations).

     There was no Preferred Stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and Preferred Stock dividends is identical to the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture") dated as of December 31, 1997 between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is also available for inspection at the office of the Trustee. All references to "Section," "Article" or "Paragraph" in this section refer to the applicable Section or Article of the Indenture or the applicable Paragraph in the form of Debenture included in the Indenture, as the case may be.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the principal amount of Debt Securities that may be issued. The Debt Securities may be issued in one or more series. Specific terms of each series of Debt Securities will be contained in a supplemental indenture relating to that series. There will be Prospectus Supplements relating to particular series of Debt Securities. Each Prospectus Supplement will describe, as to the Debt Securities to which it relates: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of a series of Debt Securities which may be issued; (iii) the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date and the record date for the interest payable on any payment date; (v) the currency or currencies in which principal, premium, if any, and interest, if any, will be paid; (vi) the place or places where principal, premium, if any, and interest, if any, on the Debt Securities will be payable and where Debt Securities which are in registered form can be presented for registration of transfer or exchange; (vii) any provisions regarding the right of the Company to redeem Debt Securities or of holders to require the Company to redeem Debt Securities; (viii) the right, if any, of holders of the Debt Securities to convert them into Common Stock or other Securities of the Company, including any provisions intended to prevent dilution of the conversion rights or otherwise; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Debt Securities or a purchase fund which will be used to purchase Debt Securities; (x) any index or formula used to determine the required payments of principal, premium, if any, or interest; (xi) the percentage of the principal amount of the Debt Securities which is payable if maturity of the Debt Securities is accelerated because of a default; (xii) any special or modified Events of Default or covenants with respect to the Debt Securities; and (xiii) any other material terms of the Debt Securities.

     The Indenture does not contain any restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants. However, supplemental indentures relating to particular series of Debt Securities may contain provisions of that type.

     Debt Securities may be issued at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to a Debt Security issued with original issue discount may be described in the Prospectus Supplement relating to that Debt Security.

     If the principal of, premium, if any, or interest with regard to any series of Debt Securities is payable in a foreign currency, any restrictions on conversion, tax consideration or other material restrictions with respect to that issue of Debt Securities will be described in the Prospectus Supplement relating to those Debt Securities.

FORM OF DEBT SECURITIES

     Debt Securities may be certificated or uncertificated and may be issued in registered form with or without coupons or in bearer form with coupons, if applicable.

     Debt Securities of a series may be evidenced by one or more global certificates, which will be in denominations equal to all or a portion of the aggregate principal amount of the Debt Securities of that series. The global certificates may be deposited with depositaries and may be subject to restrictions upon transfer or upon exchange for Debt Securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default with respect to the Debt Securities of any series ("Series Debt") is defined in the Indenture as being a default in payment of the principal of or premium, if any, on any of the Series Debt; default for 30 days (or another period specified in a Supplemental Indenture, which may be no period) in payment of any installment of interest on the Series Debt; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture and certain events involving bankruptcy, insolvency or reorganization of the Company (Section 6.01). The Indenture provides that the Trustee may withhold notice to the holders of Series Debt of any default (except a default in payment of principal, premium, if any, or interest, if any, with respect to the Series Debt) if the Trustee considers it in the interest of the holders of the Series Debt to do so (Section 7.05).

     The Indenture provides that if any Event of Default has occurred and is continuing, the Trustee or the holders of not less than 25% in principal amount of the Series Debt then outstanding may declare the principal of and accrued interest, if any, on all the Series Debt to be due and payable immediately. However, if the Company cures all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Series Debt then outstanding (Section 6.02).

     The holders of a majority in principal amount of the Series Debt then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture (Section 6.05).

     Any additional Events of Default with respect to any series of Debt Securities, and any variations from the Events of Default described above, which apply to any series of Debt Securities, will be described in a Prospectus Supplement.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee,
(a) with the consent of the holders of not less than a majority in principal amount of the Debt Securities at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities generally, and (b) with the consent of the holders of not less than a majority in principal amount of any Series Debt, to modify any supplemental indenture relating solely to that Series Debt or the rights of the holders of that Series Debt, except that no modification may (i) extend the fixed maturity of any Debt Securities, reduce the rate or extend the time for payment of interest on any Debt Securities, reduce the principal amount of any Debt Securities or premium, if any, on Debt Securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, change the currency in which any Debt Securities are payable or impair the right, if any, to convert any Debt Securities into Common Stock or other securities of the Company, without the consent of each holder of Debt Securities who will be affected, or (ii) reduce the percentage of Debt Securities or Series Debt required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding Debt Securities or of the Series Debt which will be affected (Section 9.02).

MERGERS AND OTHER TRANSACTIONS

     The Company may not consolidate with or merge into any other corporation, or transfer or lease its properties and assets substantially as an entirety to another person unless (i) the corporation formed by the consolidation or into which the Company is merged, or which acquires or leases the properties and assets of the Company substantially as an entirety, assumes by a supplemental indenture the Company's obligations with regard to outstanding Debt Securities and the other covenants of the Company under the Indenture, and (ii) immediately after giving effect to the transaction no Event of Default, and no event which would become an Event of Default, will have occurred and be continuing.

CONCERNING THE TRUSTEE

     The First National Bank of Chicago, the Trustee under the Indenture, provides, and may continue to provide, banking services to the Company in the ordinary course of its business.

GOVERNING LAW

     The Indenture, each Supplemental Indenture, and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York (Section 12.09).

                            DESCRIPTION OF WARRANTS

     Each issue of Warrants will be the subject of an agreement (a "Warrant Agreement") which will contain the terms of the Warrants. There will be a Prospectus Supplement with regard to each issue of Warrants. Each Prospectus Supplement will describe, as to the Warrants to which it relates: (i) the securities which may be purchased by exercising the Warrants (which may be Common Stock, Preferred Stock, Debt Securities, Depositary Shares or units consisting of two or more of those types of Securities); (ii) the exercise price of the Warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration); (iii) the period during which the Warrants may be exercised; (iv) any provision adjusting the Securities which may be purchased on exercise of the Warrants and the exercise price of the Warrants in order to prevent dilution or otherwise; (v) the place or places where Warrants can be presented for exercise or for registration of transfer or exchange; and (vi) any other material terms of the Warrants.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock is 100,000,000 shares of Common Stock, $.10 par value, 30,000,000 shares of Class B Common Stock, $.10 par value, and 500,000 shares of Preferred Stock, $10 par value. At November 30, 1997, 43,227,081 shares of Common Stock and 9,936,631 shares of Class B Common Stock were outstanding.

PREFERRED STOCK

     The Preferred Stock may be issued in series with any rights and preferences which may be authorized by the Company's Board of Directors. There will be Prospectus Supplements relating to particular series of Preferred Stock. Each Prospectus Supplement will describe, as to the Preferred Stock to which it relates: (i) the title of the Preferred Stock; (ii) any limit upon the number of shares of the series of Preferred Stock which may be issued; (iii) the preference, if any, to which holders of the series of Preferred Stock will be entitled upon liquidation of the Company; (iv) the date or dates on which the Company will be required or permitted to redeem the Preferred Stock; (v) the terms, if any, on which the Company or holders of the Preferred Stock will have the option to cause the Preferred Stock to be redeemed; (vi) the voting rights of the holders of the Preferred Stock; (vii) the dividends, if any, which will be payable with regard to the series of Preferred Stock (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);
(viii) the right, if any, of holders of the Preferred Stock to convert it into another class of stock or Securities of the Company, including provisions intended to prevent dilution of those conversion rights; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Preferred Stock or a purchase fund which will be used to purchase Preferred Stock; and (x) any other material terms of the Preferred Stock. Holders of shares of Preferred Stock do not have preemptive rights.

COMMON STOCK

     All the outstanding shares of Common Stock are fully paid and nonassessable and entitled to participate equally and ratably in dividends and in distributions available for the Common Stock on liquidation. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of Common Stock are not entitled to cumulative votes in the election of Directors.

     The transfer agent and registrar for the Common Stock is Boston Equiserve L.P., Canton, Massachusetts.

CLASS B COMMON STOCK

     The Class B Common Stock is identical in every respect with the Common Stock, except that (a) each share of Class B Common Stock is entitled to ten votes on each matter submitted to the vote of the common stockholders, while each share of Common Stock is entitled to only one vote on each matter submitted to the vote of the common stockholders, (b) the cash dividends, if any, paid with regard to the Class B Common Stock in a year cannot be more than 90% of the cash dividends, if any, paid with regard to the Common Stock in that year, (c) Class B Common Stock cannot be transferred, except to a limited group of Permitted Transferees (primarily close relatives of the Class B stockholder, fiduciaries for the Class B stockholder or for close relatives, and entities of which the Class B stockholder or close relatives are majority owners), (d) Class B Common Stock may at any time be converted into Common Stock, but Common Stock may not be converted into Class B Common Stock, (e) amendments to provisions of the Company's Certificate of Incorporation relating to the Common Stock or the Class B Common Stock require the approval of a majority of the shares of Common Stock which are voted with regard to them (as well as a majority in voting power of all the outstanding Common Stock and Class B Common Stock combined), and (f) under Delaware law, certain matters affecting the rights of holders of Class B Common Stock may require approval of the holders of the Class B Common Stock voting as a separate class.

     Leonard Miller, the Chairman of the Board of the Company, currently owns, through two limited partnerships of which a corporation wholly-owned by him is the sole general partner, 9,897,930 shares of Class B Common Stock, which is 99.6% of the outstanding Class B Common Stock and 18.6% of the outstanding common stock of both classes. Mr. Miller's Class B Common Stock gives him 69.4% of the total votes which can be cast by the holders of both classes of Common Stock. Even if Mr. Miller converted 4,581,558 shares of Class B Common Stock into Common Stock and sold that Common Stock, thereby reducing his holdings to 10% of the total common stock of both classes, Mr. Miller would be entitled to cast more than 50% of the votes. Mr. Miller has no current intention to convert any Class B Common Stock into Common Stock, or to sell any Common Stock, although, unless otherwise stated in a particular Prospectus Supplement under "Underwriting," he would be free to do so at any time.

     The existence of Class B Common Stock, which has substantially greater voting rights than the Common Stock, probably would have the effect of discouraging non-negotiated tender offers and other types of non-negotiated takeovers, if any were contemplated. Mr. Miller's ownership of Class B Common Stock would make it impossible for anyone to acquire shares which have voting control of the Company as long as Mr. Miller's Class B Common Stock represents at least 9.6% of the combined common stock of both classes and the total outstanding Class B Common Stock is at least 10% of the combined common stock of both classes (if at any time the outstanding shares of Class B Common Stock are less than 10% of the outstanding shares of both classes of common stock taken together, the Class B Common Stock will automatically be converted into Common Stock). However, because Mr. Miller owns 99.6% of the outstanding Class B Common Stock, at the current level of outstanding Common Stock, in order for the Class B Common Stock to be at least 10% of the outstanding shares of both classes of common stock, Mr. Miller's Class B Common Stock would be at least 9.93% of the common stock of both classes.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may issue receipts ("Depositary Receipts") representing fractional interests in shares of particular series of Preferred Stock ("Depositary Shares"). The Company will deposit the Preferred Stock of a series which is the subject of Depositary Shares with a Depositary, which will hold that Preferred Stock for the benefit of the holders of the Depositary Shares, in accordance with a Deposit Agreement between the Company and the Depositary. The holders of Depositary Shares will be entitled to all the rights and preferences of the series of Preferred Stock to which the Depositary Shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that Preferred Stock.

     While the Deposit Agreement relating to a particular series of Preferred Stock may have provisions applicable solely to that series of Preferred Stock, all Deposit Agreements relating to Preferred Stock issued by the Company will include the following provisions:

     Dividends and Other Distributions. Each time the Company pays a cash dividend or makes any other type of cash distribution with regard to Preferred Stock of a series, the Depositary will distribute to the holder of record of each Depositary Share relating to that series of Preferred Stock an amount equal to the total dividend or other distribution received by the Depositary on the Preferred Stock of the series held by it divided by the total number of outstanding Depositary Shares relating to the series (which will be the same fraction of the dividend or other distribution paid per share of Preferred Stock that each Depositary Share is of a share of Preferred Stock). If there is a distribution of property other than cash, the Depositary either will distribute the property to the record holders of Depositary Shares in proportion to the Depositary Shares held by each of them, or the Depositary will, with the approval of the Company, sell the property and distribute the net proceeds from the sale to the record holders of the Depositary Shares in proportion to the Depositary Shares held by them.

     Withdrawal of Preferred Stock. A holder of Depositary Shares will be entitled to receive, upon surrender of Depositary Receipts representing Depositary Shares, the number of whole or fractional shares of the applicable series of Preferred Stock, and any money or other property, to which the Depositary Shares relate.

     Redemption of Depositary Shares. Whenever the Company redeems shares of Preferred Stock held by a Depositary, the Depositary will be required to redeem, on the same redemption date, Depositary Shares constituting, in total, the number of shares of Preferred Stock held by the Depositary which are redeemed, subject to the Depositary's receiving the redemption price of those shares of Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata or by another method determined by the Company to be equitable.

     Voting. Any time the Company sends the holders of a series of Preferred Stock to which Depositary Shares relate a notice of meeting or other materials relating to a meeting of the holders of that series of Preferred Stock, the Company will provide the Depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable Depositary Shares on the record date for the meeting, and the Depositary will send those materials to the holders of record of the Depositary Shares on that record date. The Depositary will solicit voting instructions from holders of Depositary Shares and will vote or not vote the Preferred Stock to which the Depositary Shares relate in accordance with those instructions.

     Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, the holder of each Depositary Share will be entitled to a fraction of the sum distributed to the holder of a share of the applicable series of Preferred Stock equal to the fraction of a share of that Preferred Stock represented by the Depositary Share.

     Conversion. If shares of a series of Preferred Stock are convertible into Common Stock or other securities or property of the Company, holders of Depositary Shares relating to that series of Preferred Stock will, if they surrender Depositary Receipts representing Depositary Shares and appropriate instructions to convert them, receive the shares of Common Stock or other securities or property into which the number of shares (or fractions of shares) of Preferred Stock to which the Depositary Shares relate could at the time be converted.

     Amendment and Termination of a Deposit Agreement. A Deposit Agreement may be amended by the Company and the Depositary, except that an amendment which materially and adversely affects the rights of holders of Depositary Shares or would be materially and adversely inconsistent with the rights granted to the holders of the Preferred Stock to which they relate, must be approved by holders of at least two-thirds of the outstanding Depositary Shares. No amendment will impair the right of a holder of Depositary Shares to surrender the Depositary Receipts evidencing those Depositary Shares and receive the Preferred Stock to which they relate, except as required to comply with law. A Deposit Agreement may be terminated by the Company with the consent of holders of a majority of the Depositary Shares to which it relates. Upon termination of a Deposit Agreement, the Depositary will make the whole or fractional shares of Preferred Stock to which the Depositary Shares issued under the Deposit Agreement relate available to the holders of those Depositary Shares. A Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares to which it relates have been redeemed or converted or (ii) a final distribution upon liquidation, dissolution or winding up of the Company has been made to the holders of the Depositary Shares issued under the Deposit Agreement.

     Miscellaneous. There will be provisions (i) requiring the Depositary to forward to holders of record of Depositary Shares any reports or communications from the Company which are received by the Depositary with respect to the Preferred Stock to which the Depositary Shares relate, (ii) regarding compensation of the Depositary, (iii) regarding resignation of the Depositary,
(iv) limiting the liability of the Company and the Depositary under the Deposit Agreement (usually to failure to act in good faith, gross negligence or wilful misconduct) and (v) indemnifying the Depositary against certain possible liabilities.

                                 LEGAL MATTERS

     The validity of the Securities offered by this Prospectus will be passed upon for the Company by Rogers & Wells, 200 Park Avenue, New York, New York 10166. If the validity of any Securities is also passed upon by counsel for the underwriters of an offering of those Securities, that counsel will be named in the Prospectus Supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules of Lennar Corporation and subsidiaries incorporated by reference herein and elsewhere in the Registration Statement from Lennar's Annual Report on Form 10-K for the fiscal year ended November 30, 1996, as amended by a Form 10-K/A dated September 26, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Pacific Greystone Corporation appearing in Pacific Greystone Corporation's Annual Report, as amended, (Form 10-K/A) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-1
Risk Factors..........................   S-9
Use of Proceeds.......................  S-11
Capitalization........................  S-12
Business..............................  S-13
Description of Debentures.............  S-16
Certain Federal Income Tax
  Considerations......................  S-32
Underwriting..........................  S-36
Legal Matters.........................  S-37

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
The Company...........................     4
Use of Proceeds.......................     4
Ratio of Earnings to Fixed Charges....     5
Description of Debt Securities........     5
Description of Warrants...............     7
Description of Capital Stock..........     8
Description of Depositary Shares......     9
Legal Matters.........................    10
Experts...............................    11

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                           [LENNAR CORPORATION LOGO]

                               ZERO COUPON SENIOR
                             CONVERTIBLE DEBENTURES
                                    DUE 2018
                             PROSPECTUS SUPPLEMENT
                                 BT ALEX. BROWN
                              SALOMON SMITH BARNEY
                                 JULY   , 1998
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